Exhibit 99.2

Computation of Consolidated Ratio of Earnings

($ in million)		IFRS
	Q1, 2023	2022	2021	2020	2019	2018

Excluding interest on deposits

Earnings
Income from continuing operations before income taxes	2,878	12,932	12,826	8,396	11,270	11,106
less: gain from investees	16	268	339	242	650	559

	2,862	12,664	12,487	8,154	10,620	10,547

Fixed charges	753	2,649	1,560	1,661	1,894	1,475

Earnings	3,615	15,313	14,047	9,815	12,514	12,022

Fixed charges
Interest expense	753	2,649	1,560	1,661	1,736	1,332
Estimate of the interest within rental expense	—	—	—	—	158	143

Fixed charges	753	2,649	1,560	1,661	1,894	1,475

Preference security dividend requirements(1)	164	330	300	240	233	238

Fixed charges and preferred dividends	917	2,979	1,860	1,901	2,127	1,713

Ratio of earnings to fixed charges	4.80	5.78	9.00	5.91	6.61	8.15

Ratio of earnings to combined fixed charges and preferred dividends	3.94	5.14	7.55	5.16	5.88	7.02

Including interest on deposits
Earnings
Income from continuing operations before income taxes	2,878	12,932	12,826	8,396	11,270	11,106
less: gain from investees	16	268	339	242	650	559

	2,862	12,664	12,487	8,154	10,620	10,547

Fixed charges	8,587	15,443	8,025	12,392	15,765	12,019

Earnings	11,449	28,107	20,512	20,546	26,385	22,566

Fixed charges
Interest expense	8,587	15,443	8,025	12,392	15,607	11,876
Estimate of the interest within rental expense	—	—	—	—	158	143

Fixed charges	8,587	15,443	8,025	12,392	15,765	12,019

Preference security dividend requirements(1)	164	330	300	240	233	238

Fixed charges and preferred dividends	8,751	15,773	8,325	12,632	15,998	12,257

Ratio of earnings to fixed charges	1.33	1.82	2.56	1.66	1.67	1.88

Ratio of earnings to combined fixed charges and preferred dividends	1.31	1.78	2.46	1.63	1.65	1.84

Note (1)	Preference security dividend requirements include the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities.